For immediate release

MORE ZOBOOMAFOO PRODUCT IN 2003

Montréal (Québec) Canada – January 23, 2003 – CINAR Corporation has announced new Zoboomafoo Canadian licensed manufacturers and an exciting new range of Zoboomafoo products inspired by the lovable leaping lemur, from the award-winning PBS KIDS series for preschoolers, Zoboomafoo!

Zoboomafoo master toy licensee in Canada, Danawares Corporation, has developed & marketed Zoboomafoo plush toys, puppets, puzzles and play sets, all sold at leading retailers. Among the family of Canadian Zoboomafoo licensed manufacturers, Sony Wonder Canada continues to distribute home videos & DVDs, Brighter Child Interactive markets Zoboomafoo inspired educational CD-ROMs.

Comments Kelly Elwood, CINAR's Vice-President, Marketing, "Zoboomafoo licensees are giving Canadian kids what they cherish: the opportunity to have fun and explore with their much-loved friend all day long. Retailers will have the opportunity to see plenty of Zoboomafoo merchandise at the Toronto International Gift Fair, January 25-27, 2003."

Joining the ranks of these well-established licensees, are four new companies: Black and White Merchandising, will introduce a new line of Zoboomafoo footwear. Romeo & Juliette, is launching fashion forward children's accessories. For Spring 2004, Arvisais, will carry delicious Zoboomafoo Easter chocolate. Also on board, Tanglewood Family Entertainment, will be specializing in Zoboo VIP mascot appearances and live events!

Zoboomafoo has won a host of TV industry and consumer product awards, including the 2001 Daytime Emmy for best direction. Kids simply can't get enough of Zoboomafoo, their beloved  leapin’ TV lemur. The series debuted in Canada on CBC in October of 2000. Today Zoboomafoo can be seen daily on CBC, Treehouse, TVO, and Knowledge Network.  Zoboomafoo also airs daily in French on Tele-Quebec. Zoboomafoo and real-life adventurers Martin Kratt and Chris Kratt, help children explore the world of animals with an imaginative combination of animation, puppetry, live-action and claymation!

CINAR Corporation is an integrated entertainment and education company involved in the development, production, post-production and worldwide distribution of non-violent, quality programming and educational products for children and families.  CINAR’s web site is www.cinar.com.

For more information, we invite you to contact the following:

Kelly Elwood, Vice-president, Marketing, CINAR: kelwood@cinar.com

Christina Sklavenitis, Licensing Manager, CINAR: cklavenitis@cinar.com

Andree Poitras, Product Manager, Danawares: andree@danawares.com